Exhibit 99.2

2020 Corporate Calendar

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today the following corporate calendar for year 20201:

Earnings Releases
6 February 2020 - Group Results for Fourth Quarter and Full Year 2019
5 May 2020 - Group Results for First Quarter 2020
31 July 2020 - Group Results for Second Quarter 2020
28 October 2020 - Group Results for Third Quarter 2020
A conference call hosted by FCA management for the financial community is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Group’s corporate website (www.fcagroup.com).
The Annual General Meeting for the approval of Fiat Chrysler Automobiles N.V.’s 2019 financial statements is scheduled for 16 April 20202.

The 2020 corporate calendar is available on the corporate website (www.fcagroup.com).
London, 17 January 2020

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1The Calendar is consistent with the Company’s practice of providing quarterly financial information.

2 For the sole purpose of complying with the requirements of the Instructions pursuant to the Regulation of Borsa Italiana S.p.A., the Company informs that, should the Annual General Meeting resolve a dividend relating to the 2019 financial year, the relevant ex-date would occur in the month of April 2020. This statement is made for the sole purpose of complying with regulatory requirements and cannot be construed as an anticipation regarding any dividend distribution in 2020 or in the following years.

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com